Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERENCE SHARE DIVIDENDS

(in thousands)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015
Earnings:
Net loss	$(5,095)	$(3,9600)
Add: Fixed charges	16	61
Earnings as defined	$(5,079)	$(3,9544)

Fixed charges:
Estimated interest component of rental expense (1)	$26	$61
Total fixed charges	$26	$61

Ratio of earnings to fixed charges (2)	$—	$—
Deficiency of earnings available to cover fixed charges	$(5,079)	$(3,954)
Combined fixed charges and preference share dividends:
Fixed charges	$16	$6
Preference share dividends	—	—
Total combined fixed charges and preference share dividends	$16	$6
Ratio of earnings to combined fixed charges and preference share dividends (2)	$—	$—
Deficiency of earnings available to cover combined fixed charges and preference share dividends	$(5,079)	$(3,954)

(1) One third of rental expense is estimated to be the interest component of rental expense.

(2) Earnings were insufficient to cover total fixed charges and total combined fixed charges and preference share dividends.